Contact

www.linkedin.com/in/michael-
sokol-691232112 (LinkedIn)

Languages

English

Michael Sokol

Freelance producer and screenwriter
Atlanta, Georgia, United States

Summary

Experience Line Producer and Creative Director for both commercial
projects, features, and short-form digital content. Commissioned
writer for both screenplays and TV. Experience developing,
producing and pitching original scripted and unscripted shows to
major networks. Founded the sketch comedy training program at
Highwire Comedy.

Experience

Catador Film Co
Head of Creative
December 2015 - Present (7 years 4 months)
Atlanta, GA

Highwire Comedy Co.
Director of Sketch Comedy
December 2013 - Present (9 years 4 months)
Atlanta, GA

Education

Emory University
Bachelor of Arts (B.A.), Economics and History · (1994 - 1998)